SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-20382
                                                          Cusip Number

(Check One):  |_|Form 10-K  |_|Form 20-F  |_|Form 11-K  |X|Form 10-Q
              |_|Form N-SAR
                  For Period Ended:  for the fiscal quarter ended
                                     September 27, 1997

                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ------------------------------

--------------------------------------------------------------------------------
  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____


PART I - REGISTRANT INFORMATION

Danskin, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

111 West 40th Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, New York  10018
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

[The Company is unable to file its Form 10-Q within the prescribed time period since it is in the process of finalizing the financial information contained in the Form 10-Q. The Company anticipates filing the Form 10-Q no later that the fifth calendar day from the prescribed due date of such Form 10-Q.]

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Beverly Eichel, Executive Vice President
     and Chief Financial Officer                (212)         930-9157
     ----------------------------------------   -----         --------
                     (Name)                     (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s). |X|Yes |_|No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_|No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             See Attachment A hereto
------------------------------------------------------------------------------

                                  Danskin, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    11/11/97                   By /s/ Beverly Eichel
                                       ------------------------------------
                                        Name:  Beverly Eichel
                                        Title: Executive Vice President and
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 25049, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                  ATTACHMENT A
                                  ------------

Net revenues of $32.7 million and $93.0 million, and gross margin of $11.6 million and $31.8 million, for the fiscal quarter and year to date, respectively, were below prior fiscal year results by $2.1 million and $2.9 million for net revenues, and $0.8 million and $1.6 million for gross margin, respectively.

Selling, general and administrative expenses, including retail store operating costs, of $10.2 million and $30.2 million, for the fiscal quarter and year to date, respectively, was below prior fiscal year results by $0.3 million and $1.3 million, respectively.

Interest expense amounted to $1.3 million for the three months ended September 1997 and $1.2 million for September 1996, and $3.7 million for the nine months ended September 1997 and $3.6 million for the nine months ended September 1996.